# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Icon Energy Corp., CIK 0001995574
CUSIP: Y4001C305
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: 17th km National Road, Athens-Lamia & Foinikos Str., Athens, Greece (J3), 14564
Date of event which requires filing of this statement: 09/28/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002129459
Persons authorized to receive notices and communications: Peter M. Deeb, 1800 - 141 Adelaide Street West, Toronto, Ontario Canada (A6), M5H 3L5, 1-416-862-8651

## Reporting persons
- Hampton Financial Corp. (CIK 0002129459): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 325,000; shared voting power 0; sole dispositive power 325,000; shared dispositive power 0; aggregate amount beneficially owned 325,000 (9% of the class)
- Mr. Peter M. Deeb: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 325,000; shared voting power 0; sole dispositive power 325,000; shared dispositive power 0; aggregate amount beneficially owned 325,000 (9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: Icon Energy Corp.
Address of issuer's principal executive offices: 17th km National Road, Athens-Lamia & Foinikos Str., Athens, Greece (J3), 14564

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Hampton Financial Corp. ("Hampton") and Mr. Peter M. Deeb ("Mr. Deeb," and collectively with Hampton, the "Reporting Persons"). Mr. Deeb is a shareholder, a director and the Chairman and Chief Executive Officer of Hampton. Hampton directly owns the Common Shares reported in this Schedule 13D. Mr. Deeb may be deemed to beneficially own the Common Shares directly owned by Hampton; Mr. Deeb disclaims beneficial ownership thereof. See Exhibit 99.3 for a list of the directors, executive officers and controlling persons of Hampton.
Residence or business address: The principal business address of the Reporting Persons is 1800 - 141 Adelaide Street West, Toronto Ontario M5H 3L5. See also Exhibit 99.3.
Present principal occupation or employment: The principal business of Hampton is that of a boutique, publicly-traded Private Equity firm with subsidiary holdings in the Wealth Management, Capital Markets, Commercial Factoring/Financing, and shipping space. Mr. Deeb's principal occupation is acting as a shareholder, a director and the Chairman and Chief Executive Officer of Hampton. See also Exhibit 99.3.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor any director, executive officer or controlling person of Hampton, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor any director, executive officer or controlling person of Hampton, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that Hampton Securities Limited, a wholly owned subsidiary of Hampton Financial Corp., was fined by the Canadian Investment Regulatory Organization (CIRO) for a Books & Records violation and paid a fine of C$250,000. Mr. Deeb was also fined and issued a suspension but this matter is under appeal.
Citizenship: The Reporting Person is an Ontario, Canada corporation. Mr. Deeb is a Canadian citizen. See also Exhibit 99.3.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source and amount of funds used by Hampton in making its purchases of the Common Shares owned by it are $406,250.00 from working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: Hampton acquired 325,000 Common Shares in the belief that such securities were an attractive investment. On September 28, 2026, Hampton sent a letter to the issuer's Chief Financial Officer, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference. Except as set forth in this Schedule 13D (including in the aforementioned letter), the Reporting Persons currently do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities (including without limitation plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D), to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the end of business on September 28, 2026, being the Event Date of this Schedule 13D, and as of the end of business on October 21, 2026, being the filing date of this Schedule 13D, the Reporting Persons beneficially own 325,000 Common Shares, representing 9.0% of all of the outstanding Common Shares. The foregoing percentage is based on 3,621,833 Common Shares outstanding as of August 14, 2026, as reported in the Issuer's Prospectus Supplement filed with the SEC on August 14, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the 325,000 Common Shares reported herein.
Transactions in the class effected during the past sixty days: No transactions in the Common Shares have been effected by the Reporting Persons in the sixty (60) days prior to the filing date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement
99.2 - Letter to the Issuer's CFO sent on September 28, 2026.
99.3 - Directors, Executive Officers and Controlling Persons of Hampton Financial Corp.

## Signatures
- Hampton Financial Corp.: /s/ Peter M. Deeb, Peter M. Deeb/CEO (10/21/2026)
- Mr. Peter M. Deeb: /s/ Peter M. Deeb, Not Applicable (10/21/2026)